Via Facsimile and U.S. Mail
Mail Stop 6010

March 17, 2008

Philip S. Chan
Chief Financial Officer
Dynacq Healthcare, Inc.
10304 Interstate 10 East, Suite 369
Houston, TX 77029

>   **Re: Dynacq Healthcare, Inc.**
>   **Form 10-K for Fiscal Year Ended August 31, 2007**
>   **Filed November 13, 2007**
>   **File No. 000-21574**

Dear Mr. Chan:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 8. Financial Statements

Report of Independent Registered Public Accounting Firm, page 42

1.   The report of Killman, Murrell & Company, P. C. states that the audits were conducted in accordance with the "auditing standards" of the PCAOB, as opposed to "the standards" of the PCAOB. Based on the language used in the report, it is unclear whether the audits were conducted in accordance with the related professional practice standards of the PCAOB. Please provide us with a revised

report by Killman, Murrell & Company, P. C. that complies with paragraph 3 of PCAOB Auditing Standard No. 1.

Item 9A. Controls and Procedures, page 71

2.   Please revise your disclosure to state the conclusion of your principal executive officer and principal financial officer on the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report as required by Rule 307 of Regulation S-K.

3.   Please revise your disclosure to state if there has been any change in internal control over financial reporting that occurred during your last fiscal quarter (the fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting. Please refer to Rule 308 of Regulation S-K.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides requested information. Detailed letters greatly facilitate our review. You should furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donald Abbott, Senior Accountant, at (202) 551-3608 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant